Mail Stop 0407

      							June 30, 2005


Mr. Miles S. Nadal
Chairman, President and Chief Executive Officer
MDC Partners Inc.
45 Hazelton Avenue
Toronto, Ontario M5R 2E3

	Re:	MDC Partners Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed April 18, 2005

		Form 10-Q for Fiscal Quarter Ended March 31, 2005
			File No. 1-13178

Dear Mr. Nadal:

      We have reviewed your supplemental response letter dated
June
14, 2005 as well as your filing and have the following comments. As noted in our comment letter dated May 31, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 10-K for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis

1. We note in your response to comment 1 your reasons for presenting combined results of operations within the marketing communications segment. In order to provide investors clear information explaining the material changes in the Company`s historical results of operations, please discuss in your future MD&A disclosures the historical results of operations of your marketing communications segment on a GAAP basis first, consistent with the information disclosed in Note 17. We would not object if management follows this with a discussion of certain key performance indicators that include amounts that are combined with your equity method investee amounts.
However, this should be limited to revenues and cost of revenues. It would then be necessary for you to accompany this disclosure with a comprehensive explanation of its purpose, quantified disclosure of how it was calculated, a discussion of its limitations, and an explanation of why management believes it is meaningful to investors.
We do not consider the amount reported as the combined marketing communications operating profit to be a non-GAAP measure of the Company`s performance because it includes the operating profit of other entities. We believe it is inappropriate, and potentially confusing, to report and discuss a pro forma profit amount as if you own a controlling interest in these entities. Please confirm to us that you will fully comply with this comment in your future filings.

Note 2 - Significant Accounting Policies, page 66

Goodwill and Indefinite Lived Intangibles, page 68

2. We note your response to comments 2 and 7. Based on the fact that the results of each business are regularly presented to your chief operating decision maker, it appears to us that each of your 33 business units may represent an operating segment and a reporting unit. Please address the following items:

* Clarify your statement, in response to comment 2, that you have prepared an analysis of goodwill impairment on a "legal entity level basis." Tell us whether your legal entities are the same as your "business units," as described in your response to comment 7.
* Tell us whether you would have recorded a different goodwill impairment charge for the fiscal year ended December 31, 2003 if you had tested goodwill on a legal entity level basis.
* Describe for us in more detail how you determined that the business
units have similar economic characteristics. Provide us with the quantitative analysis you performed in reaching this conclusion.
* Regarding your 33 business units, tell us whether they operate separately, on a stand alone basis, or if they work in concert, on a combined basis. If in concert, please explain your basis for this belief and demonstrate to us how the business units are economically interdependent.  Tell us the extent they share assets, trade names,
work forces or other resources directly connected with the
generation
of revenue, and provide products or services to one another.
* Please provide us with an example of all reports that are
regularly
reviewed by your chief operating decision maker and segment management, including the monthly "Flash" report.
*
Your statement that EBITDA is the measure primarily used to evaluate the performance of the company appears inconsistent with your segment disclosure at page 95, which indicates that operating profit is the salient measure of profit or loss. Clarify this apparent discrepancy.

Note 16 - Gain on Sale of Assets and Settlement of Long-term Debt, page 94

3. We note your response to comment 6, in which you describe the transactions occurring in 2003 regarding your investments in Custom
Direct, Inc. and Custom Direct Income Fund. Describe for us in more detail how you accounted for the exchange of your remaining 20% interest in Custom Direct, Inc. for units of the Custom Direct Income
Fund and your subsequent exchange of these units of the Fund for settlement of the adjustable rate exchangeable debentures.

Note 19 - Commitments, Contingencies and Guarantees, page 100

4. We note your response to comment 9. In future filings, disclose the amount of your potential obligations to purchase the remaining ownership interests in certain of your subsidiaries and your accounting policy for these put options.

Item 9.  Changes in and Disagreements With Accountants on
Accounting
and Financial Disclosures, page 116

5. We note your response to comment 10, in which you state that you were not a US domestic filer on May 5, 2004. This statement appears inconsistent with your disclosure on page 3 of your Form 10-K, which indicates that you became a domestic issuer effective February 25, 2004. Clarify for us the date at which your reporting obligations as a domestic issuer began.







*    *    *    *






      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert
S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.





								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Miles S. Nadal
MDC Partners Inc.
June 30, 2005
Page 4